# General Money
# Market Fund, Inc.

**SEMIANNUAL REPORT** May 31, 2005



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

General Money
Market Fund, Inc. # The Fund



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for General Money Market Fund, Inc., covering the six-month period from December 1, 2004, through May 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Bernard W. Kiernan, Jr.

While some longer-term investments produced mixed results over the reporting period, higher interest rates helped improve the yields of money market instruments. Between the Federal Reserve Board's initial rate hike in June 2004 and the reporting period's end, the overnight federal funds rate rose from 1% to 3%. What's more, yield differences across the money market's maturity spectrum have widened during most of the reporting period, offering investors opportunities to capture incrementally higher levels of current income.

In this rising interest-rate environment, the money market investments that are right for you depend on your current liquidity needs, future goals and the composition of your current portfolio. As always, your financial advisor may be in the best position to recommend the specific investments that will satisfy your portfolio diversification and capital preservation needs.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
June 15, 2005



## DISCUSSION OF FUND PERFORMANCE

Bernard W. Kiernan, Jr., Portfolio Manager

### How did General Money Market Fund, Inc. perform during the period?

During the six-month period ended May 31, 2005, the fund produced annualized yields of 1.79% for Class A shares, 1.57% for Class B shares and 1.53% for Class X shares. Taking into account the effects of compounding, the fund also produced annualized effective yields of 1.81% for Class A shares, 1.58% for Class B shares and 1.54% for Class X shares for the same period.[1]

### What is the fund's investment approach?

The fund seeks as high a level of current income as is consistent with the preservation of capital. To pursue this goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities. These include securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, certificates of deposit, short-term securities issued by domestic or foreign banks, repurchase agreements, asset-backed securities, domestic and dollar-denominated foreign commercial paper and dollar-denominated obligations issued or guaranteed by foreign governments or their political subdivisions or agencies. Normally, the fund invests at least 25% of its net assets in domestic or dollar-denominated foreign bank obligations.

### What other factors influenced the fund's performance?

The fund's performance was influenced primarily by rising short-term interest rates in a recovering economy. In fact, the Federal Reserve Board (the "Fed") raised interest rates at each of four meetings of its Federal Open Market Committee ("FOMC") during the reporting period, continuing its gradual move away from the aggressively accommodative monetary policy that had prevailed over the past several years. At its December 2004 FOMC meeting, the Fed increased the overnight federal funds rate from 2% to 2.25%. In its public

comment accompanying the December rate hike, the Fed stated that economic activity was growing at a moderate pace and job creation was on an upward trend. It was later confirmed that the U.S. economy grew at a 3.8% annualized rate during the fourth quarter of 2004 and by a relatively robust 4.4% rate for the year overall.

As most analysts expected, the Fed raised its target for the federal funds rate by 25 basis points at each of its FOMC meetings in February and March 2005. In its announcement of the March rate increase to 2.75%, the Fed noted that "pressures on inflation have picked up in recent months and pricing power is more evident." This more hawkish tone, together with a renewed surge in energy prices, caused investors' inflation concerns to intensify. It was later estimated that the U.S. economy expanded at a 3.5% annualized rate during the first quarter of 2005.

Even as the Fed's inflation concerns appeared to intensify, weaker-than-expected data in April suggested that the U.S. economy might be hitting another soft patch. However, it later was estimated that the U.S. labor market added more jobs than expected in April, and employment statistics for February and March were revised upward. While these data provided some encouragement that high energy prices had not hindered the economic expansion, difficulties encountered by the airline and automotive industries were regarded as potential threats to consumer and business confidence and spending.

At its FOMC meeting in early May, the Fed implemented its eighth consecutive rate hike, driving the federal funds rate to 3%. However, signs of slower economic growth in global markets weighed heavily on investor sentiment in May. Signs that China's torrid growth rate may be moderating and concerns that the European Union's proposed constitution would be rejected contributed to worries of weakness in the U.S. economy's manufacturing sector. As a result, the 10-year U.S. Treasury bond rallied strongly, ending the reporting period with a yield below 4%.

In this changing environment, most money market investors focused primarily on securities with maturities of six months or less in an attempt to maintain liquidity and keep funds available for higher-yielding instruments should they became available. As a result, demand for shorter-term money market instruments was robust, while demand for instruments with one-year maturities was relatively low. This caused yield differences between overnight instruments and one-year securities to steepen significantly. As interest rates rose, we generally maintained a relatively defensive investment posture by setting the fund's weighted average maturity in a range shorter than industry averages.

## What is the fund's current strategy?

Just days after the reporting period's end, a disappointing jobs report for May lent credence to the view that the U.S. economy might be slowing. While it now appears more likely that the Fed may be nearing the end of the current tightening cycle, we still expect the Fed to raise interest rates again at its next FOMC meeting in late June. Accordingly, we have continued to maintain the fund's relatively short weighted average maturity in an attempt to boost liquidity and maintain portfolio flexibility in this interest-rate environment.

June 15, 2005

[1]  *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Yields provided for the fund's Class B and Class X shares reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's Class B shares would have produced an annualized yield of 1.55% and an annualized effective yield of 1.56%, and the fund's Class X shares would have produced an annualized yield of 1.34% and an annualized effective yield of 1.35%.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in General Money Market Fund, Inc. from December 1, 2004 to May 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended May 31, 2005

|  | Class A | Class B | Class X |
|---|---|---|---|
| Expenses paid per $1,000† | $    3.96 | $    5.06 | $    5.26 |
| Ending value (after expenses) | $1,009.00 | $1,007.90 | $1,007.70 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended May 31, 2005

|  | Class A | Class B | Class X |
|---|---|---|---|
| Expenses paid per $1,000† | $    3.98 | $    5.09 | $    5.29 |
| Ending value (after expenses) | $1,020.99 | $1,019.90 | $1,019.70 |

† *Expenses are equal to the fund's annualized expense ratio of .79% for Class A shares, 1.01% for Class B shares and 1.05% for Class X shares; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

May 31, 2005 (Unaudited)

| Negotiable Bank Certificates of Deposit−27.6% | Principal Amount ($) | Value ($) |
|---|---|---|
| Banco Bilbao Vizcaya Argentaria S.A. (Yankee) 2.90%–3.10%, 6/9/2005–7/8/2005 | 141,000,000 | 140,996,695 |
| Barclays Bank PLC (London) 3.10%, 7/21/2005 | 60,000,000 | 60,000,000 |
| Barclays Bank PLC (Yankee) 3.07%, 7/11/2005 | 200,000,000 [a] | 199,994,461 |
| BNP Paribas (London) 3.10%, 7/11/2005 | 300,000,000 | 300,000,000 |
| Citibank 3.14%, 8/4/2005 | 300,000,000 | 300,000,000 |
| Credit Suisse First Boston (Yankee) 2.97%, 6/13/2005 | 204,000,000 | 204,000,000 |
| Depfa Bank PLC (Yankee) 3.02%, 6/27/2005 | 20,000,000 | 20,000,000 |
| Regions Bank 3.00%, 6/24/2005 | 100,000,000 | 100,000,000 |
| Societe Generale (London) 2.95%, 6/6/2005 | 270,000,000 | 270,000,000 |
| Washington Mutual Bank 3.01%, 6/21/2005 | 225,000,000 | 225,000,000 |
| Washington Mutual Bank F.A. 3.15%, 8/1/2005 | 75,000,000 | 75,000,000 |
| World Savings Bank 3.10%, 7/11/2005 | 200,000,000 | 199,997,789 |
| **Total Negotiable Bank Certificates of Deposit** (cost $2,094,988,945) | | **2,094,988,945** |

| Commercial Paper−45.8% | | |
|---|---|---|
| ASB Bank Ltd. 3.10%, 7/13/2005 | 55,000,000 | 54,802,046 |
| Barclays U.S. Funding Corp. 3.11%, 7/11/2005 | 100,000,000 | 99,656,111 |
| Bear Stearns Cos. Inc. 3.11%, 7/11/2005 | 155,000,000 | 154,467,833 |
| Beta Finance Inc. 2.90%–3.11%, 6/9/2005–7/27/2005 | 98,000,000 [b] | 97,737,336 |
| CAFCO LLC 2.97%–3.10%, 6/6/2005–7/8/2005 | 91,000,000 [b] | 90,849,726 |
| CC (USA) Inc. 2.90%–3.11%, 6/9/2005–7/26/2005 | 84,500,000 [b] | 84,160,278 |

| Commercial Paper (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| Charta LLC 3.11%, 7/12/2005–7/13/2005 | 166,000,000 b | 165,411,527 |
| Ciesco LLC 2.97%, 6/6/2005 | 36,200,000 b | 36,185,168 |
| Citigroup Global Markets Holdings Inc. 3.15%, 8/4/2005 | 50,000,000 | 49,722,222 |
| Concord Minutemen Capital Co. LLC 3.14%, 8/1/2005 | 42,077,000 b | 41,854,553 |
| CRC Funding LLC 2.97%–3.10%, 6/6/2005–7/7/2005 | 75,000,000 b | 74,889,162 |
| Crown Point Capital Co. LLC 2.90%–3.15%, 6/7/2005–8/5/2005 | 92,760,000 b | 92,328,313 |
| Depfa Bank PLC 2.90%–3.11%, 6/9/2005–7/20/2005 | 126,700,000 | 126,345,990 |
| Deutsche Bank Financial LLC 3.07%, 6/1/2005 | 200,000,000 | 200,000,000 |
| General Electric Capital Corp. 3.10%, 7/12/2005–7/13/2005 | 340,000,000 | 338,793,422 |
| Grampian Funding LLC 3.12%, 7/28/2005 | 304,000,000 | 302,512,680 |
| Harrier Finance Funding 3.11%, 7/22/2005 | 34,970,000 b | 34,816,919 |
| K2 Corp. 3.14%–3.15%, 8/1/2005–8/4/2005 | 73,900,000 b | 73,506,065 |
| K2 (USA) LLC 2.90%, 6/9/2005 | 80,000,000 b | 79,948,889 |
| Long Lane Master Trust 2.91%, 6/8/2005 | 71,538,000 b | 71,497,800 |
| Morgan Stanley 3.10%–3.11%, 7/13/2005–7/18/2005 | 231,000,000 | 230,094,426 |
| Network Rail CP Finance PLC 3.15%, 8/4/2005 | 175,100,000 | 174,127,222 |
| Norddeutsche Landesbank Luxembourg 3.10%, 7/7/2005–7/13/2005 | 355,000,000 | 353,806,139 |
| Northern Rock PLC 2.90%–3.15%, 6/9/2005–8/5/2005 | 200,000,000 | 199,371,764 |
| Scaldis Capital LLC 3.15%, 8/2/2005 | 10,000,000 b | 9,946,267 |

| Commercial Paper (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| Societe Generale N.A. Inc. 3.15%, 8/5/2005 | 30,000,000 | 29,831,000 |
| Solitaire Funding LLC 3.02%, 6/21/2005 | 100,000,000 b | 99,833,333 |
| Spintab AB 2.87%–3.14%, 6/3/2005–7/22/2005 | 21,500,000 | 21,453,979 |
| Westpac Banking Corp. 2.87%, 6/6/2005 | 80,000,000 | 79,968,333 |
| White Pine Corp. 3.10%, 7/22/2005 | 17,486,000 b | 17,409,827 |
| **Total Commercial Paper** (cost $3,485,328,330) | | **3,485,328,330** |

| Corporate Notes–14.4% | | |
|---|---|---|
| Bank of America N.A. 3.06%, 1/19/2006 | 150,000,000 a | 150,000,000 |
| Fifth Third Bancorp 3.05%, 11/23/2009 | 100,000,000 a | 100,000,000 |
| Harrier Finance Funding 3.07%–3.08%, 10/25/2005–4/13/2006 | 241,000,000 a,b | 240,991,184 |
| Lehman Brothers Holdings Inc. 3.06%, 6/23/2005 | 175,000,000 a | 175,000,000 |
| Morgan Stanley 3.07%, 2/3/2011 | 100,000,000 a | 100,000,000 |
| Royal Bank of Scotland PLC 3.06%, 4/21/2010 | 210,000,000 a | 210,000,000 |
| Skandinaviska Enskilda Banken AB 3.06%, 1/23/2006 | 120,000,000 a | 119,998,349 |
| **Total Corporate Notes** (cost $1,095,989,533) | | **1,095,989,533** |

| U.S. Government Agencies–2.6% | | |
|---|---|---|
| Federal Home Loan Banks, Floating Rate Notes 3.06%, 8/4/2005 (cost $199,982,402) | 200,000,000 a | **199,982,402** |

| Time Deposits—9.6% | Principal Amount ($) | Value ($) |
|---|---|---|
| HSBC Bank USA (Grand Cayman) 3.05%, 6/1/2005 | 200,000,000 | 200,000,000 |
| Manufacturers & Traders Trust Co. (Grand Cayman) 3.07%, 6/1/2005 | 200,000,000 | 200,000,000 |
| National City Bank (Grand Cayman) 3.08%, 6/1/2005 | 127,000,000 | 127,000,000 |
| Regions Bank (Grand Cayman) 3.05%, 6/1/2005 | 200,000,000 | 200,000,000 |
| **Total Time Deposits** (cost $727,000,000) | | **727,000,000** |
| **Total Investments** (cost $7,603,289,210) | **100.0%** | **7,603,289,210** |
| **Cash and Receivables (Net)** | **0.0%** | **1,699,608** |
| **Net Assets** | **100.0%** | **7,604,988,818** |

*a*   *Variable interest rate—subject to periodic change.*
*b*   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2005, these securities amounted to $1,311,366,347 or 17.2% of net assets.*

## Portfolio Summary (Unaudited)†

| | Value (%) | | Value (%) |
|---|---|---|---|
| Banking | 58.5 | Asset-Backed-Securities Arbitrage | 4.0 |
| Brokerage Firms | 8.7 | Government Agencies | 2.6 |
| Asset-Backed-Structured | | Building and Construction | 2.6 |
|   Investment Vehicle | 8.3 | Railroads | 2.3 |
| Asset-Backed-Multi-Seller Programs | 7.9 | | |
| Finance | 5.1 | | **100.0** |

*†   Based on net assets.*
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

May 31, 2005 (Unaudited)

|  | Cost | Value |
|---|---|---|
| **Assets ($):** |  |  |
| Investments in securities—See Statement of Investments | 7,603,289,210 | 7,603,289,210 |
| Interest receivable |  | 10,790,012 |
| Prepaid expenses |  | 435,703 |
|  |  | **7,614,514,925** |
| **Liabilities ($):** |  |  |
| Due to The Dreyfus Corporation and affiliates—Note 2(c) |  | 6,125,851 |
| Cash overdraft due to Custodian |  | 3,107,521 |
| Payable for shares of Common Stock redeemed |  | 51,013 |
| Accrued expenses |  | 241,722 |
|  |  | **9,526,107** |
| **Net Assets ($)** |  | **7,604,988,818** |
| **Composition of Net Assets ($):** |  |  |
| Paid-in capital |  | 7,607,093,064 |
| Accumulated net realized gain (loss) on investments |  | (2,104,246) |
| **Net Assets ($)** |  | **7,604,988,818** |

### Net Asset Value Per Share

|  | Class A | Class B | Class X |
|---|---|---|---|
| Net Assets ($) | 1,084,087,045 | 6,520,824,913 | 76,860 |
| Shares Outstanding | 1,084,503,814 | 6,522,512,354 | 76,896 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** | **1.00** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended May 31, 2005 (Unaudited)

| | |
|---|---:|
| **Investment Income ($):** | |
| **Interest Income** | **86,156,577** |
| **Expenses:** | |
| Management fee–Note 2(a) | 16,554,006 |
| Shareholder servicing costs–Note 2(c) | 8,781,967 |
| Distribution, service and prospectus fees–Note 2(b) | 6,652,644 |
| Registration fees | 426,403 |
| Custodian fees | 102,876 |
| Directors' fees and expenses–Note 2(d) | 91,555 |
| Professional fees | 61,155 |
| Prospectus and shareholders' reports | 24,529 |
| Miscellaneous | 64,058 |
| **Total Expenses** | **32,759,193** |
| Less–reduction in shareholder servicing costs due to undertaking–Note 2(c) | (567,611) |
| **Net Expenses** | **32,191,582** |
| **Investment Income–Net** | **53,964,995** |
| **Net Realized Gain (Loss) on Investments–Note 1(b) ($)** | **(1,833,871)** |
| **Net Increase in Net Assets Resulting from Operations** | **52,131,124** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Six Months Ended May 31, 2005 (Unaudited) | Year Ended November 30, 2004 |
|---|---|---|
| **Operations ($):** | | |
| Investment income–net | 53,964,995 | 23,788,878 |
| Net realized gain (loss) on investments | (1,833,871) | (256,218) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **52,131,124** | **23,532,660** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Class A Shares | (10,023,957) | (6,550,567) |
| Class B Shares | (43,940,368) | (17,237,993) |
| Class X Shares | (670) | (318) |
| **Total Dividends** | **(53,964,995)** | **(23,788,878)** |
| **Capital Stock Transactions** ($1.00 per share): | | |
| Net proceeds from shares sold: | | |
| Class A Shares | 3,759,634,648 | 7,454,299,418 |
| Class B Shares | 9,683,860,416 | 13,630,958,381 |
| Class X Shares | – | – |
| Dividends reinvested: | | |
| Class A Shares | 9,905,470 | 6,467,214 |
| Class B Shares | 43,765,023 | 16,887,425 |
| Class X Shares | 64 | 75 |
| Cost of shares redeemed: | | |
| Class A Shares | (3,839,025,081) | (7,584,772,175) |
| Class B Shares | (8,162,116,323) | (14,324,474,925) |
| Class X Shares | (20,944) | (30,000) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **1,496,003,273** | **(800,664,587)** |
| **Total Increase (Decrease) in Net Assets** | **1,494,169,402** | **(800,920,805)** |
| **Net Assets ($):** | | |
| Beginning of Period | 6,110,819,416 | 6,911,740,221 |
| **End of Period** | **7,604,988,818** | **6,110,819,416** |

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| Class A Shares | Six Months Ended May 31, 2005 (Unaudited) | Year Ended November 30, | | | | |
|---|---|---|---|---|---|---|
| | | 2004 | 2003 | 2002 | 2001 | 2000 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | | | |
| Investment income–net | .009 | .006 | .006 | .014 | .041 | .056 |
| Distributions: | | | | | | |
| Dividends from investment income–net | (.009) | (.006) | (.006) | (.014) | (.041) | (.056) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | 1.80[a] | .56 | .56 | 1.43 | 4.21 | 5.77 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .79[a] | .78 | .77 | .77 | .79 | .78 |
| Ratio of net investment income to average net assets | 1.79[a] | .55 | .57 | 1.42 | 4.03 | 5.64 |
| Net Assets, end of period ($ x 1,000) | 1,084,087 | 1,153,901 | 1,277,956 | 1,556,365 | 1,379,758 | 982,685 |

[a]  Annualized.

*See notes to financial statements.*

| Class B Shares | Six Months Ended May 31, 2005 (Unaudited) | Year Ended November 30, | | | | |
|---|---|---|---|---|---|---|
| | | 2004 | 2003 | 2002 | 2001 | 2000 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | | | |
| Investment income−net | .008 | .003 | (.003) | .012 | .039 | .054 |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.008) | (.003) | (.003) | (.012) | (.039) | (.054) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | 1.58a | .34 | .33 | 1.20 | 3.98 | 5.53 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | 1.03a | 1.03 | 1.01 | 1.01 | 1.03 | 1.02 |
| Ratio of net expenses to average net assets | 1.01a | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Ratio of net investment income to average net assets | 1.60a | .32 | .33 | 1.19 | 3.81 | 5.41 |
| Net Assets, end of period ($ x 1,000) | 6,520,825 | 4,956,821 | 5,633,657 | 5,458,986 | 4,713,819 | 3,338,285 |

a   Annualized.
See notes to financial statements.

FINANCIAL HIGHLIGHTS *(continued)*

| Class X Shares | Six Months Ended May 31, 2005 (Unaudited) | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|---|
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | | | |
| Investment income–net | .008 | .003 | .003 | .012 | .039 | .054 |
| Distributions: | | | | | | |
| Dividends from investment income–net | (.008) | (.003) | (.003) | (.012) | (.039) | (.054) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | 1.54a | .32 | .32 | 1.16 | 3.94 | 5.49 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | 1.24a | 1.18 | 1.12 | 1.19 | 1.18 | 1.11 |
| Ratio of net expenses to average net assets | 1.05a | 1.02 | 1.02 | 1.05 | 1.05 | 1.05 |
| Ratio of net investment income to average net assets | 1.50a | .31 | .34 | 1.20 | 4.03 | 5.43 |
| Net Assets, end of period ($ x 1,000) | 77 | 98 | 128 | 159 | 291 | 478 |

(Year Ended November 30, for 2004–2000)

a Annualized.
*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

General Money Market Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 25.5 billion shares of $.001 par value Common Stock. The fund currently offers three classes of shares: Class A (15 billion shares authorized), Class B (10 billion shares authorized) and Class X (500 million shares authorized). Class A, Class B and Class X shares are identical except for the services offered to and the expenses borne by each class and certain voting rights. Class A shares are subject to a Service Plan adopted pursuant to Rule 12b-1 under the Act, Class B and Class X shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act and Class A, Class B and Class X shares are subject to a Shareholder Services Plan. In addition, Class B shares are charged directly for sub-accounting services provided by Service Agents (a securities dealer, financial institution or other industry professional) at an annual rate of .05% of the value of the average daily net assets of Class B shares. During the period ended May 31, 2005, sub-accounting service fees amounted to $1,375,020 for Class B shares and are included in shareholder servicing costs. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued at amortized cost, in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund may enter into repurchase agreements with financial institutions deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to

repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends from investment income-net on each business day; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $270,375 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to November 30, 2004. If not applied, $3,739 of the carryover expires in fiscal 2008, $10,418 expires in fiscal 2011 and $256,218 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2004 was all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At May 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

### NOTE 2—Management Fee and Other Transactions with Affiliates:

**(a)** Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50 of 1% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1½% of the value of the fund's average net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear, such excess expense. During the period ended May 31, 2005, there was no expense reimbursement pursuant to the Agreement.

**(b)** Under the Service Plan with respect to Class A (the "Plan"), adopted pursuant to Rule 12b-1 under the Act, Class A shares bear directly the cost of preparing, printing and distributing prospectuses and statements of additional information and implementing and operating the Plan, such aggregate amount not to exceed in any fiscal year of the fund, the greater of $100,000 or .005 of 1% of the average daily net assets of Class A. In addition, Class A shares pay the Distributor for distributing Class A shares, servicing shareholder accounts ("Servicing") and advertising and marketing relating to Class A shares at an aggregate annual rate of .20 of 1% of the value of the average daily net assets of Class A. The Distributor may pay one or more Service Agents a fee in respect of Class A shares owned by shareholders with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record. The schedule of such fees and the basis upon which such fees will be paid shall be determined from time to time by the Distributor. If a holder of Class A shares ceases to be a client of a Service Agent, but continues to hold Class A shares, the Distributor will be permitted to act as a Service Agent in respect of such fund

shareholders and receive payments under the Plan for Servicing. The fees payable for Servicing are payable without regard to actual expenses incurred. During the period ended May 31, 2005, Class A shares were charged $1,126,460 pursuant to the Plan.

Under the Distribution Plan with respect to Class B ("Class B Distribution Plan") adopted pursuant to Rule 12b-1 under the Act, Class B shares bear directly the costs of preparing, printing and distributing prospectuses and statements of additional information and of implementing and operating the Class B Distribution Plan, such aggregate amount not to exceed in any fiscal year of the fund the greater of $100,000 or .005 of 1% of the average daily net assets of Class B. In addition, Class B shares reimburse the Distributor for payments made to third parties for distributing Class B shares at an annual rate not to exceed .20 of 1% of the value of the average daily net assets of Class B. During the period ended May 31, 2005, Class B shares were charged $5,526,072 pursuant to the Class B Distribution Plan.

Under the Distribution Plan with respect to Class X ("Class X Distribution Plan") adopted pursuant to Rule 12b-1 under the Act, Class X shares pay the Distributor for distributing Class X shares at an annual rate of .25 of 1% of the value of the average daily net assets of Class X. During the period ended May 31, 2005, Class X shares were charged $112 pursuant to the Class X Distribution Plan.

**(c)** Under the Shareholder Services Plan with respect to Class A ("Class A Shareholder Services Plan"), Class A shares reimburse the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the average daily net assets of Class A for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2005, Class A shares were charged $219,276 pursuant to the Class A Shareholder Services Plan.

Under the Shareholder Services Plan with respect to Class B and Class X ("Shareholder Services Plan"), Class B and Class X shares pay the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of Class B and Class X for servicing shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class B and Class X shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of these services. The Distributor determines the amounts to be paid to Service Agents.

The Manager had undertaken from December 1, 2004 through May 31, 2005 to reduce the expenses of Class B shares if the aggregate expenses of Class B shares of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1.01% of the value of the average daily net assets of Class B shares. The Manager had undertaken from December 1, 2004 through May 31, 2005, to reduce the expenses of Class X shares, if the aggregate expenses of Class X shares, exclusive of certain expenses as described above, exceed an annual rate of 1.05% of the value of the average daily net assets of Class X shares. Such expense limitation are voluntary, temporary and may be revised or terminated at any time. During the period ended May 31, 2005, Class B and Class X shares were charged $6,875,098 and $112, respectively, pursuant to the Shareholder Services Plan, of which $567,528 and $83, respectively, were reimbursed by the Manager.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2005, the fund was charged $188,254 pursuant to the transfer agency agreement.

During the period ended May 31, 2005, the fund was charged $1,693 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $3,228,439, Rule 12b-1 distribution plan fees $1,289,670, shareholder services plan fees $1,706,043, chief compliance officer fees $1,693 and transfer agency per account fees $67,570, which are offset against an expense reimbursement currently in effect in the amount of $167,564.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 3—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and

distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Complaint in the whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

# For More Information

**General Money Market Fund, Inc.**
200 Park Avenue
New York, NY 10166

**Manager**
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**
The Bank of New York
One Wall Street
New York, New York 10286

**Transfer Agent & Dividend Disbursing Agent**
Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

**Telephone** 1-800-645-6561

**Mail** The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail** Send your request to info@dreyfus.com

**Internet** Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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